

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 24, 2007

By U.S. Mail and facsimile

Earl T. Shannon
President
Don Marcos Trading Co.
1850 Southeast 17th Street, Suite 300
Ft. Lauderdale, FL 33316

Re: Don Marcos Trading Co.
       Amendment No. 1 to Form SB-2
       Filed July 3, 2007
       File No. 333-142976

Dear Mr. Shannon:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to the first bullet of our prior comment 1. Please supplementally provide to us the information in regard to the familial relationships among the selling shareholders.

2.   We note your response to the third bullet of our prior comment 1 and reissue it. Discuss in the prospectus the reasons you believe that you are not a blank check company within the meaning of Rule 419, and the history of Nucotec and Salty's

warehouse. It would appear appropriate to disclose the history of Nucotec and Salty's Warehouse, including the change of control transactions following effectiveness of their Forms SB-2. Disclose the various connections and similarities between Don Marcos, Nucotec and Salty's Warehouse and explain in your disclosure why the change of control activities conducted by Nucotec and Salty's Warehouse are not indicative of Don Marcos' proposed activities.   Finally, address why it is expected that the internet business of Don Marcos will be more successful than that of Salty's Warehouse.

3.   We note your response to our prior comment 2. Please specifically state in the Business section that your operations were dormant from 2004 through 2006. Also, you still use language throughout the prospectus implying that you currently have business operations. As two examples only, refer to the language on page 4 in the Risk Factors section under the risk entitled "Because our business is highly dependent on a single commodity…," and to the language on page 5 under the risk entitled "If we fail to continue to promote and enhance our brands…." Please revise the disclosure throughout the prospectus to make it clear that your business has been dormant and that such discussions are of how you intend to operate your business.

Plan of Operations

Current Activities and Plans, page 12

4.   We note your response to our prior comment 4. Identify the cuppers you are using and state their qualifications.

Business

Don Marcos, page 14

5.   We note your response to our prior comment 5. Discuss the material terms of the distributorship agreement with Don Marcos Coffee Company S.A. in the prospectus, including the price you pay for the coffee.

Closing Comments

        Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Lynne Bolduc, Esq. (by facsimile)
     D. Levy